Exhibit 99.(d)(xiii)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 20th day of June, 2008 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (“Securities Trust”) with respect to the Lord Abbett International Dividend Income Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.     With respect to the Lord Abbett International Dividend Income Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, I, R2, and R3 shares, as relevant, for the time period set forth in paragraph 2 below.  The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class I	Class R2	Class R3
1.35%	2.00%	2.00%	1.10%	1.00%	1.60%	1.50%

2.     Lord Abbett’s commitment described in paragraph 1 will be effective from June 20, 2008 through February 28, 2010.

IN WITNESS WHEREOF, Lord Abbett and the Lord Abbett Securities Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT SECURITIES TRUST

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel